Exhibit 99.1

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

TORONTO, May 5, 2020 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the first quarter ended March 31, 2020 and updated its full-year 2020 Outlook to reflect its currently estimated impact of the COVID-19 pandemic.

“Given the challenges we are all facing from the COVID-19 pandemic, our main priority remains the health and safety of all of our employees. I want to thank them for how they have stepped up to support our customers around the globe as they help businesses, communities and economies do what they can to move forward,” said Steve Hasker, president and CEO of Thomson Reuters. “We entered the year with an encouragingly strong start and delivered a good first quarter as our Legal, Corporates and Tax & Accounting segments – 80% of total revenues – grew 4% organically. As we generate most of our revenues from selling information and software solutions electronically and on a subscription basis, our businesses have historically been resilient over time, but they are not immune to the recent downturn in the global economy. We are confident that our ‘must-have’ products and solutions, deep and long-term customer relationships, and strong balance sheet and liquidity position will enable us to emerge on the other side even stronger.”

This news release discusses the evolving impact of the COVID-19 pandemic on Thomson Reuters business, financial condition and results of operations as well as Thomson Reuters response to the pandemic.

Consolidated Financial Highlights—Three Months Ended March 31

Three Months Ended March 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2020	2019 (2)	Change	Change at Constant Currency
IFRS Financial Measures (1)
Revenues	$1,520	$1,487	2%
Operating profit	$290	$274	6%
Diluted earnings per share (EPS)	$0.39	$0.20	95%
Cash flow from operations	$176	$(30)	n/m

Non-IFRS Financial Measures (1)
Revenues	$1,520	$1,487	2%	3%
Adjusted EBITDA	$480	$397	21%	22%
Adjusted EBITDA margin	31.6%	26.7%	490bp	480bp
Adjusted EPS	$0.48	$0.36	33%	36%
Free cash flow	$35	$(177)	n/m

n/m: not meaningful

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

(2)  2019 results have been revised to correct for certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of this news release.

Revenues increased 2% due to growth in recurring revenues but also from higher transactions revenues, which were driven by acquisitions. Foreign currency had a $14 million (approximately 1%) negative impact.

o

Organic revenue growth was 2%, driven by 4% growth in recurring revenues, which comprised 77% of total revenues. The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals), which collectively comprised approximately 80% of first-quarter revenues, reported organic revenue growth of 4%.

Operating profit increased as higher revenues and lower costs more than offset a negative impact from the revaluation of warrants that the company holds in Refinitiv relating to the proposed sale of Refinitiv to London Stock Exchange Group plc (LSEG). Lower costs reflected the completion of the program, in 2019, to reposition the company following the separation from Financial & Risk (F&R).

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

o

Adjusted EBITDA, which excludes the impact of the warrant revaluation among other items, increased 21%, reflecting the completion of the F&R separation program, which required significant costs and investments in the prior-year period. The related margin increased to 31.6% compared to 26.7% in the prior-year period.

Diluted EPS increased to $0.39 compared to $0.20 per share in the prior-year period as higher operating profit, lower losses from the company’s 45% equity interest in Refinitiv, and currency benefits from the revaluation of certain intercompany funding arrangements more than offset higher tax expense.

o

Adjusted EPS, which excludes the company’s equity interest in Refinitiv, the currency revaluation benefits as well as other adjustments, increased to $0.48 from $0.36 in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased, primarily due to a $167 million pension plan contribution in the prior-year period.

o	Free cash flow increased for the same reason.

Highlights by Customer Segment – Three Months Ended March 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	March 31,		Change
	2020	2019 (1)	Total	Constant Currency	Organic (2)
Revenues
Legal Professionals	$626	$600	4%	5%	4%
Corporates	367	346	6%	7%	5%
Tax & Accounting Professionals	218	222	-2%	0%	0%

“Big 3” Segments Combined	1,211	1,168	4%	5%	4%
Reuters News	155	155	0%	0%	-4%
Global Print	155	165	-6%	-5%	-5%
Eliminations/Rounding	(1)	(1)

Revenues	$1,520	$1,487	2%	3%	2%

Adjusted EBITDA
Legal Professionals	$230	$229	0%	1%
Corporates	117	111	5%	5%
Tax & Accounting Professionals	84	92	-8%	-6%

“Big 3” Segments Combined	431	432	0%	1%
Reuters News	19	23	-14%	-27%
Global Print	63	74	-15%	-15%
Corporate costs	(33)	(132)	n/a	n/a

Adjusted EBITDA	$480	$397	21%	22%

Adjusted EBITDA Margin
Legal Professionals	36.7%	38.1%	-140bp	-130bp
Corporates	31.9%	32.1%	-20bp	-60bp
Tax & Accounting Professionals	38.7%	41.4%	-270bp	-290bp
“Big 3” Segments Combined	35.6%	37.0%	-140bp	-140bp
Reuters News	12.6%	14.6%	-200bp	-400bp
Global Print	40.5%	44.7%	-420bp	-450bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.6%	26.7%	490bp	480bp

n/a: not applicable

(1)  For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

(2)  Computed for revenue growth only.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal Professionals

Revenues increased 5% (4% organic) to $626 million.

o	Recurring revenues grew 6% (94% of total), driven by organic revenue growth of 5% and strong growth from HighQ, which was acquired in July 2019.
o	Transactions revenues declined 11% (6% of total) due to the sale of several small businesses in 2019 and declined 5% organically.

Adjusted EBITDA of $230 million was flat.

o	The margin decreased to 36.7% from 38.1%, primarily due to the dilutive impact of the HighQ acquisition and timing of expenses.

Corporates

Revenues increased 7% (5% organic) to $367 million, primarily due to strong recurring revenue growth. Growth of 7% also reflected the acquisitions of Confirmation (July 2019) and HighQ (July 2019), which more than offset a loss of revenues following the sale of the Pangea3/Legal Managed Services business (May 2019).

o	Recurring revenues grew 8% (77% of total), driven by organic revenue growth of 7% and revenues from the acquisition of HighQ.
o

Transactions revenues grew 4% (23% of total), as revenues from the acquisition of Confirmation more than offset the loss of revenues following the sale of the Pangea3/Legal Managed Services business. Transactions revenues declined 2% organically.

Adjusted EBITDA increased 5% to $117 million.

o	The margin decreased from 32.1% to 31.9% reflecting slightly higher expenses.

Tax & Accounting Professionals

Revenues of $218 million were unchanged (organic also unchanged) as expected, due to the permanent acceleration of some UltraTax U.S. state tax software releases from January 2020 to December 2019 to more closely align with the traditional December release of U.S. federal tax software. If the UltraTax software had been released in January 2020, revenue growth for the segment in the first quarter of 2020 would have been 6%.

o

Recurring revenues declined 7% (72% of total), driven by an organic revenue decline of 1%, due to the acceleration of UltraTax software releases and by the loss of revenues from the sale of the segment’s Government business in November 2019.

o	Transactions revenues grew 26% (28% of total), primarily due to revenues contributed by Confirmation. Transactions revenues grew 3% organically.

Adjusted EBITDA declined 8% to $84 million.

o	The margin decreased from 41.4% to 38.7% due to the UltraTax revenue timing.
o

The Tax & Accounting Professionals segment is the company’s most seasonal business with nearly 60% of full-year revenues typically generated in the first and fourth quarters. Because of this, the margin performance in this segment historically has been generally higher in the first and fourth quarters as costs historically have been incurred in a more linear fashion throughout the year.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Reuters News

Revenues of $155 million were flat and organic revenues decreased 4% due to COVID-19 related cancellations of events in the Reuters Events business (formerly FC Business Intelligence), which was acquired in October 2019.

o

Nearly all of Reuters Events in-person conferences have been postponed through August 2020, which is expected to result in lost revenues of approximately $25 million in the second quarter, or about 50% of Reuters Events expected full-year revenues. The Reuters Events business could forgo an additional $15 million of revenues in the fourth quarter of 2020 if it is unable to resume in-person conferences.

o	Reuters News full-year 2020 revenues are expected to decline between 4% and 6%.

Adjusted EBITDA was $19 million, down $4 million from the prior-year period mainly due to costs associated with the cancellation of Reuters Events and higher investments.

Global Print

Revenues decreased 5% to $155 million.

In the second quarter of 2020, the company expects Global Print’s revenues to decline by about $35 million, reflecting about a 15% to 25% decline in the segment’s organic revenues. While the company’s manufacturing plant in Minnesota remains open, as it has been classified as an “essential business”, the company is experiencing significant customer requests to delay shipments. These requests reflect that customers are not in their business locations to accept the shipments due to government mandated business shutdowns in the U.S. and many other countries. As these materials have historically been viewed as critical content by law firms and government agencies, the company currently expects most of these shipments will eventually take place. As such, the company believes that most of the second-quarter revenue loss will be recouped in the third and fourth quarters if the economy gradually re-opens and stabilizes. Full-year revenues for Global Print are expected to decline between 7%-11%.

Adjusted EBITDA decreased 15% to $63 million.

o	The margin decreased from 44.7% to 40.5% due to the decline in revenues.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $33 million compared to $132 million in the prior-year period. The decline reflects the completion of the company’s program in 2019 to reposition Thomson Reuters following the separation of F&R, which required significant costs and investments.

Updated Business Outlook for 2020

Thomson Reuters today updated its full-year outlook for 2020. The company originally communicated a 2020 full-year business outlook in February 2020. Since the middle of March, the global economy has experienced unprecedented disruption due to the COVID-19 pandemic. Given the uncertainty about the duration and impact of the crisis, it is still too early to predict how and when world markets may recover.

Thomson Reuters has updated its outlook based on its current view, and the company expects to provide another update with the release of its second-quarter results. In addition, the company provided a new full-year 2020 outlook for its “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) for total revenue growth, organic revenue growth and adjusted EBITDA margin.

The updated outlook assumes diminished economic activity through the second quarter followed by a gradual recovery through the second half of 2020. The updated outlook also assumes the financial and operational health of the company’s customer base in both the U.S. and global economies will gradually improve, which the company believes will coincide with the easing of lockdowns and other restrictions.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

The company utilized three scenarios to update its outlook. The three scenarios assume the gradual economic improvement will begin in July 2020, October 2020 and January 2021. The company’s updated outlook was derived by taking the mid-point of the July 2020 and October 2020 scenarios.

The updated outlook also assumes that the company will be able to mitigate the impact of anticipated lower 2020 revenues through its $100 million cost reduction program. While the company believes it will still generate strong free cash flow, it has lowered its free cash flow forecast to approximately $1.0 billion for the full-year 2020. The lower free cash flow guidance assumes lower revenues and temporary delays in collecting payments from some customers, but the company believes this cash will be collected as the economy improves.

The company’s updated outlook for 2020 continues to assume constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur in 2020. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

Second-Quarter 2020 Outlook (New)

Total company revenues for the second quarter of 2020 are expected to decline between 1% and 2% and organic revenues are expected to decline between 2% and 3%, primarily due to cancellations of events in the Reuters News business and delays in shipping of certain Global Print materials.

The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) collectively are expected to achieve revenue growth between 2.5% and 3.5% and organic revenue growth between 2% and 3% in the second quarter of 2020.

Full-Year 2020 Outlook

Total Thomson Reuters	Original 2020 Outlook (Communicated on February 25, 2020)	Updated 2020 Outlook
Before currency and excluding the impact of future acquisitions/dispositions
Total Revenue Growth	4.5% - 5.5%	1.0% - 2.0%
Organic Revenue Growth	4.0% - 4.5%	0% - 1.0%
Adjusted EBITDA Margin	31.5% - 32.0%	31.0% - 32.0%
Corporate Costs	$140 - $150 million	Unchanged
Free Cash Flow	$1.2+ billion	~$1.0 billion
Capital Expenditures – % of Revenue	7.5% - 8.0%	Unchanged
Depreciation & Amortization of Computer Software	$625 - $650 million	Unchanged
Interest Expense (P&L)	$175 - $200 million	$190 - $215 million
Effective Tax Rate on Adjusted Earnings	Approx. 17% - 19%	Unchanged

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

“Big 3” – Legal Professionals, Corporates and Tax & Accounting Professionals	2020 Outlook
Before currency and excluding the impact of future acquisitions/dispositions
Total Revenue Growth	3.0% - 4.0%
Organic Revenue Growth	3.0% - 4.0%
Adjusted EBITDA Margin	36.0% - 37.0%

The information in this section is forward-looking. Actual results, which include the impact of currency and acquisitions and dispositions completed during 2020, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Response to COVID-19: Supporting Employees, Customers and Communities

o

Thomson Reuters main priority has been the health and safety of its employees and the company’s actions have been driven by local health authority directions and government mandates and guidelines. The company is currently operating its business with approximately 98% of its employees working remotely from their homes. In parts of Asia, the company is beginning a gradual phased return to work in the office. Staff returning to Thomson Reuters offices and essential employees around the world who are not working from home, such as Reuters News journalists and those running the company’s print facilities, follow social distancing and cleaning protocols. The company has also expanded its health and welfare programs to help employees during the crisis and has transitioned recruiting, onboarding and training of new employees to a virtual experience. Thomson Reuters created a dedicated site for its employees on the company intranet to serve as a focal point for COVID-19 related information, including updated company policies and Q&As, in multiple languages. Technology utilized across the company has allowed Thomson Reuters employees to continue to collaborate with customers and among themselves regardless of where they are in the world, with relatively little disruption.

o

Thomson Reuters has approximately 500,000 customers that are largely comprised of legal and tax professionals in corporations and professional services firms. The U.S. Federal Government is Thomson Reuters largest customer and comprised approximately 2% of its 2019 revenues. As the company’s customers can access most Thomson Reuters products and services remotely and through the Internet, the company has been able to help legal and tax professionals remain productive during the period that they work from home. Levels of product usage by customers remains high and the company remains focused on supporting customers who are also working in new operating environments by maintaining timely responsiveness in call centers and continuing to implement products into their infrastructures remotely. Thomson Reuters believes that COVID-19 may result in more lawyers and accountants accelerating their transformation to more technology-driven models on which the company’s products are built, given the changes that they are experiencing in working remotely.

o

Thomson Reuters relies on a global network of suppliers, including third party service providers for telecommunications, as well as other services that the company has outsourced, such as certain accounting services, human resources administrative functions, facilities management and IT services. Most of Thomson Reuters’ suppliers have also been impacted by the COVID-19 pandemic and many of them are also working

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

from home. Thomson Reuters has not experienced any significant COVID-19 related supplier disruptions or issues as of the date of this news release.

o

The company believes that its Reuters News journalists are delivering outstanding global reporting on COVID-19. In direct response to COVID-19, Thomson Reuters legal and tax editorial staff launched a COVID-19 resource center to support customers with free resources regarding emerging regulatory guidance. Additionally, Thomson Reuters court case management team is working to establish virtual court hearings in selected locations to enable court operations that otherwise would have ceased to continue. Thomson Reuters Government business leveraged its investigative analytic skills to help the U.S. government prevent distribution of counterfeit COVID-19 testing kits and other unlicensed medical equipment.

Liquidity and Capital Resources; Dividend and Share Repurchases

Thomson Reuters principal sources of liquidity continue to be cash on hand, cash provided by its operations, its $1.8 billion syndicated credit facility and its $1.8 billion commercial paper program. As set forth in the company’s updated full-year 2020 outlook, Thomson Reuters expects to generate approximately $1.0 billion of free cash flow this year. As of March 31, 2020, Thomson Reuters had $823 million of cash on hand. As the economic crisis began to emerge, the company borrowed $1.0 billion under its credit facility in the first quarter of 2020 primarily to repay commercial paper, but also as a precautionary measure given the economic uncertainty caused by the COVID-19 pandemic. Amounts borrowed under the credit facility are not due until 2024 although the company may consider replacing some of these borrowings with longer term debt in the near term. As of March 31, 2020, the company had $120 million of outstanding commercial paper.

Thomson Reuters does not have debt securities maturing until 2023. Its net debt to adjusted EBITDA leverage ratio as of March 31, 2020 was approximately 2.1x, which is lower than the company’s target of 2.5x. As calculated under its credit facility covenant, the company’s net debt to adjusted EBITDA leverage ratio was 1.9:1, well below the allowed maximum of 4.5x.

The company does not anticipate any changes to its plans to pay the annualized dividend. In February 2020, the company announced that its Board of Directors approved a $0.08 per share annualized increase in the dividend to $1.52 per common share (representing the 27th consecutive year of dividend increases). A quarterly dividend of $0.38 per share is payable on June 15, 2020 to common shareholders of record as of May 21, 2020.

In October 2019, the company announced that it planned to repurchase up to an additional $200 million of its common shares under its normal course issuer bid in 2020. These repurchases were completed in February 2020 and the company does not anticipate repurchasing more of its shares in the near term.

The company believes that its existing sources of liquidity, cash on hand, cash generated from operations and funds available from its credit and commercial paper facilities, will be sufficient to fund its projected cash requirements for the next 12 months.

Refinitiv Ownership Interest and Proposed Sale to LSEG

On October 1, 2018, the company sold a 55% interest in its F&R business to private equity funds affiliated with Blackstone. Thomson Reuters retained a 45% interest in the business, which is now known as Refinitiv. Thomson Reuters includes its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings, however, it removes these amounts from its non-IFRS calculation of adjusted EPS. Refinitiv achieved run-rate savings of $538 million as of March 31, 2020. Refinitiv believes it is on track to achieve its full annual cost savings run-rate target of $650 million by the end of 2020. Additional information regarding Refinitiv’s financial results is provided in the appendix to this news release.

On August 1, 2019, Thomson Reuters and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

date). The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020. Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $7.6 billion based on LSEG’s closing share price on May 4, 2020.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), net debt to adjusted EBITDA leverage ratio, free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2020 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to the warrants the company holds in Refinitiv as well as gains or losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

ADJUSTMENTS TO PRIOR-PERIOD SEGMENT RESULTS

The company adjusted its prior-period segment amounts to reflect the current presentation. In the first quarter of 2020, in connection with the completion of its program to reposition its businesses after the separation from Refinitiv, the company re-assessed its methodology for allocating costs to its business segments and adjusted its allocations. For comparative purposes, the prior period of 2019 was adjusted to reflect the current methodology, with the effect of increasing adjusted EBITDA for Reuters News by $7 million and decreasing adjusted EBITDA for the Corporates segment by the same amount. The other customer segments reflected minor adjustments to adjusted EBITDA. Additionally, the 2019 segment amounts were adjusted to reflect the transfer of $6 million of revenues from the Corporates segment to the Legal Professionals segment, where they are better aligned. These changes impacted the 2019 financial results of the segments, but did not change consolidated 2019 financial results.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

REVISION OF PRIOR-PERIOD FINANCIAL STATEMENTS

Since October 1, 2018, the company has included its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings. As initially disclosed by the company on October 31, 2019, a misstatement was identified in the third quarter of 2019 that understated the company’s share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. The misstatement, which does not impact revenue, operating profit, segment measures, adjusted EBITDA, adjusted EPS, cash flow from operations or free cash flow, was immaterial to the company’s previously issued financial statements. As the correction of the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in the quarter, the company revised its previously issued financial statements. In conjunction with correcting this misstatement, the company corrected other unrelated misstatements in the applicable prior periods which were also not material to the company’s previously issued financial statements.

The company revised its previously issued financial statements for the nine months ended September 30, 2018, the year ended December 31, 2018, the three months ended March 31, 2019 and the six months ended June 30, 2019.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in the “Updated Business Outlook for 2020” section, statements regarding the potential or expected impact of the COVID-19 pandemic on Thomson Reuters, its customers and the general economy, Mr. Hasker’s comments, the company’s expectations regarding dividends, share repurchases and its liquidity and capital resources, the number of LSEG shares that Thomson Reuters is projected to indirectly own upon closing of the proposed sale of Refinitiv, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, and Refinitiv’s belief regarding achieving its full annual cost savings run-rate target by the end of 2020, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any of the other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on the company’s business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, the ongoing impact of the COVID-19 pandemic on the company’s business and risks that the pandemic could have a longer duration or a more significant impact on Thomson Reuters than the company currently expects; changes in the general economy (including the impact of the pandemic on the U.S. and global economies); actions of competitors; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; changes to law and regulations; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; inadequate protection of intellectual property rights; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to protect the brands and reputation of Thomson Reuters; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to complete the proposed LSEG/Refinitiv transaction; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; risk of antitrust/competition-related claims or investigations; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; impairment of goodwill and other identifiable intangible assets; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. Many of the foregoing risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s updated 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its updated 2020 business outlook, which reflects the global economic crisis caused by the COVID-19 pandemic. Material assumptions related to the company’s revenue outlook are that there will be diminished economic activity through the second quarter followed by a gradual recovery through the second half of 2020; the financial and operational health of the company’s customer base in both the U.S. and global economies will gradually improve, which the company believes will coincide with the easing of lockdowns and other restrictions; the company will incur limited cancellations of subscription contracts during the economic crisis, as its products and services will remain critical for legal and tax professionals; during the extended work from home period, Thomson Reuters’ customers will continue to access the company’s products remotely and will value high quality information and tools that drive productivity and efficiency; the company will maintain its ability to acquire some new customers during the economic crisis, as it enhances its digital platforms and propositions or through other sales initiatives; Reuters News will experience a significant reduction in demand in its Reuters Events business due to the cancellation of in-person events, as well as lower demand in its consumer and news agency business; Thomson Reuters’ workforce will continue to be effective in a remote working environment for an extended period, including the ability to implement new products and service and support existing products for the company’s customers; the company’s Global Print facility will continue to remain open and its Reuters News journalists will continue to be able to report on global events; customer requested shipment delays of print materials will be temporary and will peak in the second quarter and most delayed shipments will resume in the third and fourth quarters of 2020; related to customer use of Tax & Accounting Professionals’ products, the original April 15, 2020 filing deadline for U.S. federal income tax returns is not further extended beyond July 15, 2020 and the segment’s estimated tax product usage for the second quarter compared to the third quarter does not materially vary from expectations; a limited number of Thomson Reuters’ smaller customers will be unable to pay the company or will seek financial accommodations or alternative payment terms due to their financial condition; and customers will continue to seek software-as-a-service or other cloud-based offerings. Material assumptions related to the company’s adjusted EBITDA margin outlook are its ability to achieve revenue growth targets; the company’s business mix continues to shift to higher-growth product offerings; continued investment in growth markets, customer service, product development and digital capabilities; and the company will be able to mitigate a significant portion of the impact of lost revenues on adjusted EBITDA margin through its cost savings programs, including reduced spending on consulting and advisory services, travel and entertainment, certain development initiatives and other discretionary spend. Material assumptions related to the company’s free cash flow outlook are its ability to achieve its revenue and adjusted EBITDA margin targets; capital expenditures are expected to be approximately between 7.5% to 8.0% of revenues in 2020; a limited number of Thomson Reuters’ smaller customers will be unable to pay the company or will seek financial accommodations or alternative payment terms due to their financial condition; and deferrals of payments from customers will be limited, and the company’s access to credit facilities will be sufficient to bridge any gap. Material assumptions related to the company’s effective tax rate on adjusted earnings outlook are its ability to achieve its adjusted EBITDA target; the mix of taxing jurisdictions where the company recognized pre-tax profit or losses in 2019 does not significantly change; no unexpected changes in tax laws or treaties within the jurisdictions where the company operates; the completion of the proposed sale of Refinitiv to LSEG or the sale of another significant, but non-strategic, equity investment at a significant gain in the second half of 2020; depreciation and amortization of computer software between $625 million and $650 million; and interest expense between $190 million and $215 million.

Material risks related to the company’s revenue outlook are that business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than the company expects or may be interrupted by secondary outbreaks of the virus, delaying the anticipated recovery of the global economy; global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for the company’s customers, creating significant cost pressures for them and potentially constraining the number of professionals employed, which could lead to lower demand for Thomson Reuters’ products and services; competitive pricing actions and product innovation could impact the company’s revenues; the company’s sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales; factors that the company cannot anticipate may reduce the effectiveness of its employees working remotely, including the inability to execute on key product or customer support initiatives or to perform implementation services remotely; factors that the company cannot anticipate may require it to suspend or cease operations at its Global Print facility or may limit the ability of Reuters News journalists to report on certain global events; a decline in Global Print revenues may be larger than the company anticipates if customers do not resume shipments because they are not able to return to their business locations or for other reasons; and the

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

expected seasonality of the company’s second-quarter revenues and profit, in particular Tax & Accounting Professionals’ results, could be further adversely impacted if the filing deadline for U.S. federal income tax returns is further extended beyond July 15, 2020 or if more tax product usage, which historically peaks around U.S. filing deadlines, occurs in the third quarter than expected. Material risks related to the company’s adjusted EBITDA margin outlook are the same as the risks above related to the revenue outlook; the costs of required investments exceed expectations or actual returns are below expectations; acquisition and disposal activity may dilute the company’s adjusted EBITDA margin; and the company’s cost savings programs may be insufficient to offset lost revenues. Material risks related to the company’s free cash flow outlook are the same as the risks above related to the revenue and adjusted EBITDA margin outlook; capital expenditures may be higher than currently expected resulting in higher cash outflows; the timing and amount of tax payments to governments may differ from the company’s expectations; a significant deterioration in the macroeconomic environment could negatively impact the ability of Thomson Reuters’ customers to pay the company leading to reduced free cash flow and the tightening of credit markets could limit the company’s ability to bridge gaps in payments leading to unexpected operational impacts on its business. Material risks related to the company’s effective tax rate on adjusted earnings outlook are the same as the risks above related to adjusted EBITDA; a material change in the geographical mix of the company’s pre-tax profits and losses; a material change in current tax laws or treaties to which the company is subject, and did not expect; the tax rates and calculations that apply to the company’s taxable income could be impacted if the transactions described in the material assumptions for the effective tax rate on adjusted earnings outlook do not occur; and depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected.

The company has provided an updated Outlook for the purpose of presenting information about current expectations for 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements, including those related to the COVID-19 pandemic.

CONTACTS

MEDIA David Crundwell Head of Corporate Affairs +44 7909 898 605 david.crundwell@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2020 results and updated business outlook for 2020 today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2020	2019
CONTINUING OPERATIONS
Revenues	$1,520	$1,487
Operating expenses	(1,017)	(1,091)
Depreciation	(40)	(34)
Amortization of computer software	(111)	(105)
Amortization of other identifiable intangible assets	(30)	(27)
Other operating (losses) gains, net	(32)	44

Operating profit	290	274
Finance costs, net:
Net interest expense	(45)	(35)
Other finance income (costs)	47	(11)

Income before tax and equity method investments	292	228
Share of post-tax losses in equity method investments	(54)	(113)
Tax expense	(47)	(1)

Earnings from continuing operations	191	114
Earnings (loss) from discontinued operations, net of tax	2	(10)

Net earnings	$193	$104

Earnings attributable to common shareholders	$193	$104
Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$0.38	$0.23
From discontinued operations	0.01	(0.02)

Basic earnings per share	$0.39	$0.21

Diluted earnings (loss) per share:
From continuing operations	$0.38	$0.22
From discontinued operations	0.01	(0.02)

Diluted earnings per share	$0.39	$0.20

Basic weighted-average common shares	496,205,027	501,888,688

Diluted weighted-average common shares	498,145,078	503,649,290

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31,	December 31,
	2020	2019
Assets
Cash and cash equivalents	$823	$825
Trade and other receivables	1,120	1,167
Other financial assets	441	533
Prepaid expenses and other current assets	558	546

Current assets	2,942	3,071

Property and equipment, net	591	615
Computer software, net	901	900
Other identifiable intangible assets, net	3,476	3,518
Goodwill	5,823	5,853
Equity method investments	1,387	1,551
Other non-current assets	639	611
Deferred tax	1,157	1,176

Total assets	$16,916	$17,295

Liabilities and equity
Liabilities
Current indebtedness	$1,121	$579
Payables, accruals and provisions	1,143	1,373
Deferred revenue	780	833
Other financial liabilities	131	434

Current liabilities	3,175	3,219

Long-term indebtedness	2,676	2,676
Provisions and other non-current liabilities	1,317	1,264
Deferred tax	512	576

Total liabilities	7,680	7,735

Equity
Capital	5,385	5,377
Retained earnings	4,934	4,965
Accumulated other comprehensive loss	(1,083)	(782)

Total equity	9,236	9,560

Total liabilities and equity	$16,916	$17,295

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2020	2019
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$191	$114
Adjustments for:
Depreciation	40	34
Amortization of computer software	111	105
Amortization of other identifiable intangible assets	30	27
Net losses (gains) on disposals of businesses and investments	3	(24)
Deferred tax	(3)	(68)
Other	62	144
Pension contribution	—	(167)
Changes in working capital and other items	(243)	(138)

Operating cash flows from continuing operations	191	27
Operating cash flows from discontinued operations	(15)	(57)

Net cash provided by (used in) operating activities	176	(30)

Investing activities
Acquisitions, net of cash acquired	(124)	(4)
(Payments) proceeds from disposals of businesses and investments	(3)	34
Capital expenditures	(142)	(138)
Proceeds from disposals of property and equipment	19	—
Other investing activities	1	3

Investing cash flows from continuing operations	(249)	(105)
Investing cash flows from discontinued operations	—	29

Net cash used in investing activities	(249)	(76)

Financing activities
Proceeds from debt	1,020	—
Repayments of debt	(645)	—
Net borrowings under short-term loan facilities	118	—
Payments of lease principal	(18)	(11)
Repurchases of common shares	(200)	(190)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(182)	(174)
Other financing activities	(12)	35

Net cash provided by (used in) financing activities	80	(341)

Increase (decrease) in cash and bank overdrafts	7	(447)
Translation adjustments	(10)	2
Cash and bank overdrafts at beginning of period	825	2,703

Cash and bank overdrafts at end of period	$822	$2,258

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$823	$2,258
Bank overdrafts	(1)	—

	$822	$2,258

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	March 31,
	2020	2019
Earnings from continuing operations	$191	$114
Adjustments to remove:
Tax expense	47	1
Other finance (income) costs	(47)	11
Net interest expense	45	35
Amortization of other identifiable intangible assets	30	27
Amortization of computer software	111	105
Depreciation	40	34

EBITDA	$417	$327
Adjustments to remove:
Share of post-tax losses in equity method investments	54	113
Other operating losses (gains), net	32	(44)
Fair value adjustments	(23)	1

Adjusted EBITDA	$480	$397

Adjusted EBITDA margin(1)	31.6%	26.7%

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(2)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(4)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended
	March 31,
	2020	2019	Change
Net earnings	$193	$104
Adjustments to remove:
Fair value adjustments	(23)	1
Amortization of other identifiable intangible assets	30	27
Other operating losses (gains), net	32	(44)
Other finance (income) costs	(47)	11
Share of post-tax losses in equity method investments	54	113
Tax on above items	(31)	(29)
Tax items impacting comparability	30	(11)
(Earnings) loss from discontinued operations, net of tax	(2)	10
Interim period effective tax rate normalization(3)	4	—
Dividends declared on preference shares	(1)	(1)

Adjusted earnings(2)	$239	$181

Adjusted EPS(2)	$0.48	$0.36	33%

Foreign currency(4)			-3%
Constant currency(4)			36%
Diluted weighted-average common shares (millions)	498.1	503.6

Refer to page 19 for footnotes.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By (Used In) Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2020	2019
Net cash provided by (used in) operating activities	$176	$(30)
Capital expenditures	(142)	(138)
Proceeds from disposals of property and equipment	19	—
Other investing activities	1	3
Payments of lease principal	(18)	(11)
Dividends paid on preference shares	(1)	(1)

Free cash flow	$35	$(177)

Thomson Reuters Corporation

Reconciliation of Net Debt and Leverage Ratio of Net Debt to Adjusted EBITDA(7)

(millions of U.S. dollars)

(unaudited)

March 31, 2020
Current indebtedness	$1,121
Long-term indebtedness	2,676

Total debt	3,797
Remove transaction costs and discounts included in the carrying value of debt	35
Add: lease liabilities	321
Less: cash and cash equivalents	(823)

Net debt	$3,330

Adjusted EBITDA*	$1,576

Net Debt / Adjusted EBITDA*	2.1x

*

Our target leverage ratio of 2.5:1 is a non-IFRS measure. For purposes of this calculation, adjusted EBITDA is computed on a rolling twelve-month basis and includes adjusted EBITDA of $480 million, $396 million, $345 million and $355 million for the three months ended March 31, 2020, December 31, 2019, September 30, 2019 and June 30, 2019, respectively. Refer to the tables appended to this news release and Appendix C of the company’s 2019 annual management’s discussions and analysis, which is contained in the company’s 2019 annual report, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

Refer to page 19 for footnotes.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Thomson Reuters Corporation

Reconciliation of Changes in Revenues (Total, Recurring and Transactions) to Changes in Revenues on a

Constant Currency(4) and Organic Basis(6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,		Change
					SUBTOTAL

	2020	2019*	Total	Foreign Currency	Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$626	$600	4%	-1%	5%	1%	4%
Corporates	367	346	6%	-1%	7%	2%	5%
Tax & Accounting Professionals	218	222	-2%	-2%	0%	1%	0%

“Big 3” Segments Combined	1,211	1,168	4%	-1%	5%	1%	4%
Reuters News	155	155	0%	0%	0%	4%	-4%
Global Print	155	165	-6%	-1%	-5%	0%	-5%
Eliminations/Rounding	(1)	(1)

Revenues	$1,520	$1,487	2%	-1%	3%	1%	2%

Recurring Revenues
Legal Professionals	$587	$556	6%	-1%	6%	1%	5%
Corporates	281	263	7%	-1%	8%	1%	7%
Tax & Accounting Professionals	158	173	-9%	-2%	-7%	-5%	-1%

“Big 3” Segments Combined	1,026	992	3%	-1%	4%	0%	4%
Reuters News	142	143	-1%	-1%	-1%	0%	-1%

Total Recurring Revenues	$1,168	$1,135	3%	-1%	4%	0%	4%

Transactions Revenues
Legal Professionals	$39	$44	-12%	-1%	-11%	-6%	-5%
Corporates	86	83	3%	-1%	4%	6%	-2%
Tax & Accounting Professionals	60	49	24%	-1%	26%	22%	3%

“Big 3” Segments Combined	185	176	5%	-1%	6%	7%	-1%
Reuters News	13	12	9%	5%	4%	36%	-32%

Total Transactions Revenues	$198	$188	5%	-1%	6%	10%	-4%

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 19 for footnotes.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA to Changes on a Constant Currency Basis(4)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,		Change
	2020	2019*	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$230	$229	0%	-1%	1%
Corporates	117	111	5%	0%	5%
Tax & Accounting Professionals	84	92	-8%	-2%	-6%

“Big 3” Segments Combined	431	432	0%	-1%	1%
Reuters News	19	23	-14%	12%	-27%
Global Print	63	74	-15%	0%	-15%
Corporate costs	(33)	(132)	n/a	n/a	n/a

Adjusted EBITDA	$480	$397	21%	-1%	22%

Adjusted EBITDA Margin
Legal Professionals	36.7%	38.1%	-140bp	-10bp	-130bp
Corporates	31.9%	32.1%	-20bp	40bp	-60bp
Tax & Accounting Professionals	38.7%	41.4%	-270bp	20bp	-290bp

“Big 3” Segments Combined	35.6%	37.0%	-140bp	0bp	-140bp
Reuters News	12.6%	14.6%	-200bp	200bp	-400bp
Global Print	40.5%	44.7%	-420bp	30bp	-450bp
Corporate costs	n/a	n/a	n/a	n/a	n/a

Adjusted EBITDA margin	31.6%	26.7%	490bp	10bp	480bp

n/a: not applicable

* For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 19 for footnotes.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

(7)

Net debt is total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents. For purposes of calculating the leverage ratio, net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

APPENDIX – INFORMATION ABOUT REFINITIV

Thomson Reuters owns a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. Thomson Reuters IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax losses in equity method investments.” Thomson Reuters non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three months ended March 31, 2020 and 2019 on both an IFRS and non-IFRS basis. Refinitiv reports on a US GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters accounting policies. A reconciliation from these IFRS measures to the related non-IFRS measures is also included in this appendix.

(millions of U.S. dollars, except for margins)			Change
(unaudited)	2020	2019	Total	Before Currency & Excluding Businesses Disposed
Three months ended March 31,
IFRS Measures
Revenues	$1,633	$1,567	4%	5%

Net loss	$(93)	$(243)
Cash flow from operations	$(54)	$(200)
Capital expenditures, less proceeds from disposals	$186	$131
Debt at March 31, 2020 and March 31, 2019	$13,698	$13,895

Non-IFRS Measures
Adjusted EBITDA	$620	$557
Adjusted EBITDA margin	38.0%	35.5%
Free cash flow	$(245)	$(341)

The following reconciliations of IFRS measures to non-IFRS measures are based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Refinitiv

Reconciliation of Net Loss to Adjusted EBITDA

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,
	2020	2019
Net loss	$(93)	$(243)
Adjustments to remove:
Tax benefit	—	(22)
Finance costs	166	235
Depreciation and amortization	471	463

EBITDA	$544	$433
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	—
Other operating (gains) losses	(54)	1
Fair value adjustments	6	22
Share-based compensation	13	4
Transformation-related costs	112	97

Adjusted EBITDA	$620	$557

Adjusted EBITDA margin	38.0%	35.5%

Thomson Reuters Reports First-Quarter 2020 Results and Updates Full-Year Outlook

Refinitiv

Reconciliation of Net Cash Used In Operating Activities to Free Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2020	2019
Net cash used in operating activities	$(54)	$(200)
Capital expenditures, less proceeds from disposals	(186)	(131)
Other investing activities	1	(1)
Dividends paid to non-controlling interests	(6)	(9)

Free cash flow	$(245)	$(341)